Our Leadership Team



Brian Bonar

CEO/Chairman

With more than two decades of directing high-growth companies around the world, Brian has a knack for creating business opportunities and nurturing effective partnerships in both public and private sectors.



Anthony Zolezzi

President

Anthony brings more than 30 years of environmental expertise to the team. Additionally, he has extensive experience co-founding climate-based organizations and cultivating successful business partnerships.

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FAQs

Most detailed questions about this offering can get answered by reading the Form C by clicking the button below. Here is the most often asked general questions about this CF offering.

📄 View Form C

What are Investment Limits for Reg CF funds?

Anyone can invest in a Regulation Crowdfunding offering. Because of the risks involved with this type of investing, however, you may be limited in how much you can invest during any 12-month period in these transactions. If you are an accredited investor (see definition below), then there are no limits on how much you can invest. For Non-Accredited Investors (most fall into this category) the limitation on how much you can invest depends on your net worth and annual income. If either your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth. If both your annual income and your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

What is an Accredited Investor? ⊖

How does the online investment process work for this Reg CF opportunity? ⊖

How long can this take? ⊖

Who is Netshares? ⊖

How does Netshares get compensated? ⊖

Am I now a customer of Netshares? ⊖

Why do I give information such as DOB, SSN, Driver's License or Passport Details, Annual Income or Net Worth? ⊖

Where can I direct questions about the Issuer to get additional information? ⊖

Where can I direct additional questions about the investment application and process? ⊖